TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Third Quarter 2022 Results Include:

o	Stockholders’ Equity of $1,780.5 million.
o	Financial Debt of 13.3 percent from Stockholders’ Equity.
o	Significant Reduction of Corporate Expenses.
o	Consolidated revenues increased 33.8 percent.

Mexico City, October 28, 2022 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the third quarter of 2022.
Grupo TMM, continuing with its strategy to strengthen the businesses related to the Maritime Sector, is pleased to report that a fourth specialized vessel began operations during the month of August.  The management is confident of gradually improving the Company's results by adding more vessels and with the renewal of one of its floating dry-docks in the Maritime Infrastructure Division to be received next year.
Likewise, through its subsidiary TMM Almacenadora, in August the Company was awarded to operate a national cargo warehouse at the new Felipe Angeles International Airport (AIFA), thus adding two strategic facilities at this airport and which it estimates will start operations during the first quarter of 2023.
Finally, the Company continues to work to maintaining efficient and cost-effective operations while strengthening its financial position, as well as the best financing schemes for the implementation of its short- and medium-term projects, with the ultimate goal of creating value for its shareholders.
Consolidated revenue in the third quarter of 2022 increased $125.5 million or 33.8 percent, compared to the same period of previous year. Consolidated revenue for the first nine months of 2022 increased 41.4 percent to $1,329.7 million compared to $940.3 million for the same period of the previous year.
Year over year, our business Divisions revenue and operating results grew primarily as result of the increase in our Maritime Division in the number of vessels operated in the offshore segment, in the number of trips in the bulk carriers segment and the reactivation of the cruise activity in the shipping agency segment.
Consolidated EBITDA for the first nine-month of 2022 registered $79.9 million.
Finally, as of September 30, 2022, Grupo TMM’s net debt was $133.1 million, and our cash position was $103.7 million.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	September 30,	December 31,
	2022	2021

Cash and cash in banks available	65.0	39.6
Restricted cash	38.7	48.2
Total cash and cash equivalents	103.7	87.8
Accounts receivable – Net	454.3	466.1
Other accounts receivable	418.9	69.1
Taxes to be recovered	156.2	202.9
Prepaid expenses and others current assets	87.5	69.2
Non-current assets held for sale	272.5	455.2
Total current assets	1,493.0	1,350.3
Taxes to be recovered long term	280.0	280.0
Property, machinery and, equipment	1,505.3	1,645.3
Cumulative Depreciation	(92.9)	(176.8)
Property, machinery and, equipment – Net	1,412.4	1,468.6
Rights of use	303.4	337.2
Other assets	261.5	276.2
Total assets	3,750.3	3,712.3
Bank loans and current maturities of long-term liabilities	201.2	196.2
Leases short-term	72.4	121.4
Suppliers	319.4	437.0
Other accounts payable and accrued expenses	780.9	475.9
Total current liabilities	1,373.9	1,230.5
Bank loans	35.6	65.6
Leases long-term	247.7	288.5
Deferred taxes	142.5	196.1
Other long-term liabilities	170.0	112.5
Total long-term liabilities	595.8	662.6
Total liabilities	1,969.8	1,893.2
Total stockholders´ equity	1,780.5	1,819.1
Total liabilities and stockholders´ equity	3,750.3	3,712.3

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Maritime	370.9	249.3	983.0	563.9
Ports and Terminals	41.0	49.2	129.4	173.5
Warehousing Services	38.1	32.6	106.9	92.5
Maritime Infrastructure	46.8	40.3	110.4	110.4
Revenue from freight and services	496.8	371.3	1,329.7	940.3
Maritime	(359.7)	(227.8)	(902.9)	(546.9)
Ports and Terminals	(37.3)	(48.0)	(116.6)	(161.1)
Warehousing Services	(32.9)	(23.5)	(86.5)	(68.5)
Maritime Infrastructure	(21.6)	(17.4)	(64.0)	(55.9)
Cost of freight and services	(451.5)	(316.7)	(1,170.0)	(832.4)
Maritime	(0.4)	(3.3)	(10.6)	(9.8)
Ports and Terminals	(4.5)	(6.3)	(13.9)	(24.0)
Warehousing Services	(10.2)	(12.1)	(36.8)	(36.9)
Maritime Infrastructure	(0.5)	(1.0)	(5.8)	(4.5)
Depreciation and amortization	(15.6)	(22.8)	(67.2)	(75.2)
Maritime	10.8	18.2	69.5	7.2
Ports and Terminals	(0.8)	(5.2)	(1.2)	(11.7)
Warehousing Services	(5.0)	(3.0)	(16.4)	(12.9)
Maritime Infrastructure	24.7	21.8	40.6	50.0
Results by business	29.7	31.8	92.5	32.6
Corporate expenses	(22.8)	(30.9)	(58.4)	(102.7)
Corporate depreciation and amortization	(0.6)	(1.1)	(1.7)	(3.3)
Non-recurring (expenses) income	(2.2)	(11.0)	(21.3)	(69.6)
Operating (loss) gain	4.1	(11.2)	11.0	(142.9)
Financial (expenses) income - Net	(10.0)	(8.4)	(26.1)	(18.9)
Leases financial expenses	(1.8)	(9.3)	(20.4)	(30.0)
Exchange gain (loss) - Net	(1.2)	(7.7)	6.6	7.8
Net financial cost	(13.0)	(25.4)	(39.8)	(41.1)
(loss) gain before taxes	(8.9)	(36.6)	(28.8)	(184.1)
Provision for taxes	9.8	(0.1)	31.0	21.1

Net (loss) gain for the period	0.9	(36.7)	2.2	(162.9)

Attributable to:
Minority interest	(0.5)	(0.5)	(0.7)	(6.8)
Equity holders of GTMM, S.A.B.	1.4	(36.2)	2.9	(156.1)

Weighted average outstanding shares (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.0	(0.4)	0.03	(1.5)

Outstanding shares at end of period (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.0	(0.4)	0.03	(1.5)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Net gain (loss) for the period	0.9	(36.7)	2.2	(162.9)
Depreciation & amortization	16.2	23.9	68.9	78.5
Deferred taxes	(9.9)	(2.8)	(35.5)	(28.0)
Other non-cash items	28.1	22.9	63.7	100.7
Total non-cash items	34.5	44.0	97.1	151.2
Changes in assets & liabilities	(2.8)	(36.5)	18.4	(84.3)
Total adjustments	31.6	7.6	115.5	66.9
Net cash provided by (used in) operating activities	32.5	(29.2)	117.7	(96.0)

Proceeds from sales of assets	0.1	(0.1)	9.2	83.7
Payments for purchases of assets	(4.2)	(29.5)	(12.3)	(42.0)
Net cash provided by (used in) investment activities	(4.1)	(29.6)	(3.1)	41.7

Short-term borrowings (net)	(14.0)	44.0	(19.7)	33.8
Repayment of leases	(30.8)	(24.5)	(75.9)	(69.1)
Proceeds from (repayment of) long-term debt	2.2	(3.1)	(1.8)	19.7
Net cash provided by (used in) financing activities	(42.6)	16.5	(97.4)	(15.6)
Exchange effect on cash	0.8	4.4	(1.3)	3.2
Net increase (decrease) in cash	(13.3)	(38.0)	15.9	(66.7)
Cash at beginning of period	117.0	114.2	87.8	143.0
Cash at end of period	103.7	76.2	103.7	76.2

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.